U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                        0-21089
                                                               ---------------
                                                               SEC FILE NUMBER

                                                                  380975102
                                                                 ------------
                                                                 CUSIP NUMBER

(CHECK ONE):

[ ] Form 10-K and Form 10-KSB              [  ] Form 20-F          [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB              [  ] Form N-SAR

For Period Ended: September 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates : N/A

PART I--REGISTRANT INFORMATION

GOLDEN BEAR GOLF, INC.
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Full Name of Registrant (Former Name If Applicable)

11780 U.S. HIGHWAY ONE
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Address of Principal Executive Office (Street and Number)

NORTH PALM BEACH, FLORIDA 33408
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City, State and Zip Code


PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

         As previously announced, earlier this year Golden Bear Golf, Inc., a Florida corporation (the "Registrant") completed an internal review of construction projects at its subsidiary, Paragon Construction International, for the year ended December 31, 1997 and for the first quarter of 1998, and, as a result, the Registrant reported a restated loss of $24.7 million for the year ended December 31, 1997, compared to a loss of $2.9 million as originally reported. The Registrant also recognized significant losses for the first six months of 1998.

         On October 19, 1998, the Registrant filed an amended Form 10-K/A for the year ended December 31, 1998 and an amended form 10-Q/A for the quarterly period ended March 30, 1998. On that same day, the Registrant also filed its Form 10-Q for the quarterly period ended June 30, 1998, which, as previously disclosed in a Form 12b-25 filed with the Commission on August 17, 1998, the Registrant was not able to file on a timely basis.

         As a result of the significant time and effort being expended by the Registrant and its advisors in connection with the preparation of the filings referred to above, the Registrant will not be in a position to timely file its Form 10-Q for the quarterly period ended September 30, 1998. Nevertheless, the Registrant does intend to file such Form 10-Q no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                STEPHEN S. WINSLETT              (561) 626-3900
                -------------------     --------------------------------
                     (Name)             (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                     [X] Yes      [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes      [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant is still in the process of completing its analysis of its results of operations for the third quarter of 1998. Based on the Registrant's results of operations for the first and second quarters of 1998, however, it appears that the earnings statements for the quarterly period ended September 30, 1998 may reflect significant changes from the Registrant's results of operations from the corresponding period of 1997. The Registrant is working to review its financial records and quantify the amount of any change from the corresponding period of 1997. Until this review is completed, no estimate can be made of the extent to which the Registrant's results of operations will deviate from those reported during the corresponding period of the prior year.

         Golden Bear Golf, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 1998                   By: /S/STEPHEN S. WINSLETT
                                             -----------------------------
                                               Stephen S. Winslett
                                               Chief Operating Officer and
                                               Chief Financial Officer